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Vision Statement

Comfort and Support to Israel

From its inception, the calling of Zion Oil & Gas has been to assist Israel in the restoration of the Land by finding and producing oil and gas, the rock oil and source of energy buried deep beneath the ancient hills and valleys of the Land of Israel, necessary to make the People of Israel politically and economically independent. For the State of Israel is not only a refuge for Jews, but is the answer to the prayers of many generations of the Jewish people: "And I will plant them upon their land, and they shall no more be pulled up out of their land which I have given them, saith the Lord thy God." (Amos 9:15)

The Charitable Trusts

In furtherance of its mission and the biblical principles of charity (Deuteronomy 15:11) and loving-kindness (Isaiah 63:7) which have guided its founder, John M. Brown, from the company's inception, the company intends to establish two charitable trusts, one in Israel and one to be based in the United States. A 3% overriding royalty interest (or equivalent net operating profits interest) in the Joseph Project will be assigned to each of the trusts (6% in total), the proceeds of which will be used, respectively, in supporting projects for the restoration of the people and land of Israel and for social and educational rehabilitative projects in the United States and internationally. Income to the charitable trusts will commence after the Project will have returned from production an amount equal to exploratory expenditures, through and including the estimated cost of drilling and completing the first discovery well on the Ma'anit-Joseph License. Click here for more details.

"Zion" of Many Meanings

The earliest references to Zion in the Bible, II Samuel 5:7 and I Chronicles 11:5, refer to the Citadel of Zion on the flank of the lower eastern hill of Jerusalem, in what became known as the City of David. In I Maccabees 4:37, the Temple Mount - Mount Moriah - is referred to as Zion. Later the name became associated with the higher western hill of Jerusalem, overlooking the Temple Mount. David's Tomb and the Coenaculum - the site of the Last Supper - are both located on Mount Zion. In the poetic writings, Zion becomes the equivalent of Jerusalem, the religious capital and spiritual heart of the People of Israel. At other points in the First Testament, Zion refers to the tribe or land of Judah or the whole of Israel. The name Zion also refers to the People of Israel themselves. After their exile from the Holy Land, Zion has meant to Jews their homeland, together with Jerusalem and the Temple, in all of Israel's ancient glory. Among Christians, the name Zion is the church ruled by God, or the heavenly city or heavenly home.

The Blessings of "Joseph", "Asher" and the "Land of Israel"

The lands of the Ma’anit-Joseph License lie in the heart of the lands of the Tribes of Ephraim and Manasseh, the sons of Joseph. The Ma’anit #1 Well lies just south of I'ron Valley. The Valley is located at the mid-point of the ancient Way of the Kings - the Roman Via Maris - connecting the empires of Egypt and Syria. Some early maps show the I'ron Valley as the biblical border between the lands and hills of Ephraim and Manasseh; while others show the border as paralleling the east-west line forming the southern boundary of the Joseph Permit and the Joseph Reef. The lands of the Asher Permit lie in the northern portion of the lands of the Tribe of Manasseh and the southern portion of the Tribe of Asher, an area which some scholars also attribute to Manasseh during various periods of Israelite settlement of the Land of Israel. Click the map for a larger view.

And Jacob blessed Joseph (Genesis 49: 22-26): "Joseph is a fruitful bough, a fruitful bough by a well; whose branches run over the wall. The archers fiercely attacked him, and shot at him and hated him; but his bow abode in strength, and the arms of his hands were made supple by the hands of the mighty God of Jacob (by the name of shepherd, the Rock of Israel), by the God of thy father who shall help thee; and by the Almighty who shall bless thee, with blessings of heaven above, blessings of the deep that couches beneath, blessings of the breasts and of the womb. The blessings of thy father are mighty beyond the blessings of the eternal mountains, the bounties of the everlasting hills, they shall be on the head of Joseph, and on the crown of the head of him that was separated from his brothers."

And Moses blessed the tribes of the sons of Joseph (Deuteronomy 33: 13-17): "And of Joseph he said, Blessed of the Lord be his land, for the precious things of heaven, for the dew and for the deep that couches beneath, and for the precious fruits brought forth by the sun, and for the precious things put forth by the moon, and for the chief things of the ancient mountains, and for the precious things of primordial hills, and for the precious things of the earth, and its fullness, and for the good will of him that dwelt in the bush. Let the blessings come upon the head of Joseph, and upon the top of the head of him who was separated from his brothers."

"And of Asher he [Moses] said, blessed above sons; let him be acceptable to his brethren, and let him dip his foot in oil." (Deuteronomy 33:24.) Of the Land of Israel, Moses sung (Deuteronomy 32:13): "He made him ride on the high places of the earth, and he ate of the produce of the fields; and he made him suck honey out of rock, and oil out of the flinty rock."

Click here for a historical review of oil and gas exploration in Israel inspired by these blessings and a guide to a possible interpretation of the scriptural verses which have inspired Mr. Brown many other explorers for oil in Israel, both Christian and Jew, over close to half a century.

Testimony of John Brown

The mission of Zion began with a trip to Israel by our Founder, John Brown in 1983. Click here to view the testimony of Mr. Brown's vision and calling.

Details about the Charitable Trusts

If we are successful in finding commercial quantities of oil and gas in Israel, we intend to donate a portion of our gross revenues to charities in Israel, the United States and elsewhere in the world. The donations will be made through entities we are in the process of establishing. These entities have not been as yet fully defined. For purposes of this discussion we call them charitable trusts, but they may be tax-exempt corporations, foundations, associations or some other form of charitable entity. This exact form of the charitable trusts, the domicile of the charitable trust for contributions outside Israel, and the exact form of the royalty interests to be donated have not yet been determined. Those forms will depend to an extent upon advice of tax counsel and the outcome of negotiations with the Israeli Tax Authority. Independent of the form of organization and the form of interest donated, our board of directors has established the following parameters for the charitable trusts:

  There will be two separate and distinct charitable trusts, one to be established in Israel and one to operate outside Israel. Each of the charitable trusts will have its own board of directors (or board of trustees) consisting of up to nine members each, a majority of which shall not be our officers, directors or shareholders owning more than 1% of Zion.
  At least two-thirds of the Israeli charitable trust's board will be resident citizens of Israel. Our founder, John Brown, will serve as the initial chairman.
  At least two-thirds of the non-Israeli charitable trust's board will be resident citizens of the United States. John Brown will serve as the initial chairman of the board.
  The two charitable trusts will be set up with the objective that to the extent possible our donations to them will be tax deductible under both Israel and U.S. tax law.
  We will assign to each of the two charitable trusts an after payout (of exploration costs through the first discovery well) overriding royalty of 3% in the Joseph Project petroleum rights and any other petroleum rights that we acquire in Israel. This means that 6% of the gross proceeds of oil and gas production would go to the two charitable trusts for charitable purposes, 3% to be used for charitable activities in Israel by one charitable trust and 3% to be used for such purposes in the United States and internationally by the other.
  The funds to be distributed by the two charitable trusts may only be given to charities that meet the qualification of section 501(c) (3) of the United States Internal Revenue Code or the equivalent section of the Israel Income Tax Code.
  If we are unsuccessful in our exploration efforts, no funds will be available for donation.
  The general application of the funds will be to support projects for the restoration of the land and people of Israel and social and educational and rehabilitative projects in the United States and internationally. Our board will establish more specific guidelines at the time the charitable trusts are formed.

We plan to establish the charitable trusts as soon as sufficient funds are to establish them without derogating from our ability to efficiently comply with our commitments under our Ma'anit-Joseph License and Asher Permit.

Our shareholders, in a resolution passed at the 2002 Annual Meeting, approved the concept in principle, as well as the specific sources of interest to be donated to the trusts. Specifically, the shareholders resolution gave the board the authority to transfer to each charitable trust a (i) 3% "overriding royalty", (ii) net operating profits interest, or (iii) substantially equivalent interests.

We have elected to apply the 3% overriding royalty and not the other interests, subject to any legal and tax restrictions under Israeli law as may be in effect at the time of the transfer of the interest. If, due to increased tax liability, we elect not to donate the overriding royalty but rather donate a substitute interest (such as a net profits interest) then the amount of the substitute interest would be calculated and specified such that it would have the same economic value to the charitable trust as would a 3% overriding royalty.

These charitable trusts are to be new, separate and independent of any charitable organization supported by (or affiliated with) any of our officers or directors (a "Related Charitable Organization"). Nothing in the charters, organizational documents or bylaws of our charitable trusts will prohibit any Related Charitable Organization from applying for a grant or other financial support from one of the Zion charitable trusts. However, any member of the governing body or committee recommending allocation of grants of one of the charitable trusts who is affiliated with a Related Charitable Organization applying for such financial aid will be precluded from voting on the grant.

NOTICE:Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

The Search For Oil in the Land of Israel - A Biblical Treasure Hunt

  Oil explorers, inspired by their understanding of certain Biblical passages, including the Blessings of Joseph in Genesis and Deuteronomy, have been active in Israel since the early 1960s. In a detailed paper Philip Mandelker reviews the history of these activities and provides detailed analysis of the Scriptural verses that inspired them. The analysis includes discussion of the definitions and etymologies of various key words in the Hebrew texts, application to the certain of texts of poetic conceits used in Biblical writings, the use of certain of the Biblical references in the context of early Mesopotamian and Persian texts and practices, interpretations of the texts by medieval Jewish rabbis, references to oil and asphalt seeps in Israel in antiquity and certain relevant geological phenomena in areas of interest.
  Click here to download and view the 32-page paper in Adobe PDF (652 Kb)

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